UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 3, 2026

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In the Matter of

Futures Financial 3.0 LLC
11684 Ventura Blvd. Suite 871
Studio City, CA 91604

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12635

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Futures Financial 3.0 LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on August 3, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief